

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2013

<u>Via E-mail</u>
Mary Byra
Principal Financial Officer
FactorShares 2X: S&P500 Bull/TBond Bear
FactorShares 2X: S&P500 Bull/USD Bear
FactorShares 2X: TBond Bull/S&P500 Bear
c/o Factor Capital Management LLC
25 Deforest Avenue
Summit, NJ 07901

> **Re:** **FactorShares 2X: S&P500 Bull/TBond Bear**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed March 26, 2013**
> **File No. 1-35087**
>
> **FactorShares 2X: S&P500 Bull/USD Bear**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed March 26, 2013**
> **File No. 1-35089**
>
> **FactorShares 2X: TBond Bull/S&P500 Bear**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed March 26, 2013**
> **File No. 1-35088**

Dear Ms. Byra:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Accounting Branch Chief